UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS SIGNS MAJOR CONTRACT WITH AKZO NOBEL

ARNHEM, THE NETHERLANDS – March 26, 2008 – ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, today announced that it has signed a three year global contract to provide environmental consultancy services to Akzo Nobel – a leading global paint and chemical company. The work related to this contract will be performed in at least 12 countries in Europe, North- and South America as well as Asia. Under this contract, ARCADIS will become one of only two selected global environmental consultants to Akzo Nobel.

ARCADIS CEO Harrie Noy about the contract: “Our global network has been built around the needs of clients such as Akzo Nobel. It is great to see that this client focus is paying off in the form of long-term relationships aimed at continuity. In addition many of our corporate clients call upon us to further improve on their sustainability efforts. Akzo Nobel being a leader in the Dow Jones Sustainability Index is a high level customer that we are proud to be associated with.”

Akzo Nobel is one of a growing number of companies that provide serious attention to their environmental footprint and sustainable business practices. ARCADIS increasingly provides services to these types of companies, assisting them consistently and with the same set of standards in every location they operate anywhere in the world.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 13,000 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: March 27, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer